UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

INNOVA, S. DE R.L. de C.V.
(Translation of registrant's name into English)

Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVA, S. DE R.L. de C.V.
(Registrant)

Dated: April 25, 2002

By
Name: Luis Maldonado
Title: Finance Director

INNOVA, S. de R. L. de C.V.
First Quarter of 2002

Financial results continue to improve. EBITDA increased to Ps. 252.3 million in the first quarter ended March 31, 2002 from Ps. 215.4 million and Ps. 90.5 million during the fourth quarter of 2001 and the first quarter of 2001, respectively

México, D.F. April 24, 2002.

Innova, S. de R.L. de C.V., the pay-TV market leader in Mexico, providing direct-to-home (DTH) satellite television services under the SKY brand name, announced its unaudited consolidated results for the first quarter ended March 31, 2002. Innova continues to lead the Mexican DTH industry with approximately 74% market share as measured by the number of gross active subscribers at December 31, 2001.

Operational highlights

- Gross active subscribers increased 8.7% to 701,300 as of March 31, 2002 from 644,900 at the end of the first quarter of last year.
- Programming content continued to be enhanced. Sky added more channels and continued to broadcast exclusive special events.
- Net revenues increased 18.0% to Ps. 864.8 million from Ps. 731.5 million for the same period during the prior year.
- EBITDA for the three months ended March 31, 2002 increased 178.8% to Ps. 252.3 million from Ps. 90.5 million for the same period during the prior year.
- EBIT for the three months ended March 31, 2002 improved Ps. 157.7 million to Ps. 17.8 million from a loss of Ps. (139.9) million for the same period during the prior year.

Growth of the subscriber base

During the quarter ended March 31, 2002, Innova added approximately 9,300 net new customers to its gross active subscriber base under competitive market conditions and an economic slowdown. Gross active subscribers increased 1.3% from 692,000 as of December 31, 2001 to approximately 701,300 as of March 31,

2002. The gross active subscriber base as of March 31, 2002 represents an 8.7% increase, or a net gain of approximately 56,400 gross active subscribers, since March 31, 2001. Net subscriber additions during the first quarter were higher than the previous quarter, but lower as compared to the first quarter of 2001 as a result of the slowdown of the Mexican economy, the negative impact of the new 10% tax on telecommunication services and the increase in cancellations associated with the repointing of subscribers from the temporary Solidaridad 2 satellite to the now fully-operational PAS 9 satellite. Approximately 13,500 subscribers remained on the Solidaridad 2 satellite as of March 31, 2002. Service from the Solidaridad 2 satellite ceased on April 3, 2002 and could lead to the cancellation of some subscribers whose antenna have not yet been repointed to the PAS 9 satellite. Innova could experience sluggish net subscriber growth in the quarters ahead as a result of competitive market conditions, the economic slowdown, the impact of the 10% revenue tax and the cessation of the use of the Solidaridad 2 satellite.

Recent Developments

On April 14th, 2002, Mr. Cristóbal Rugama, CEO of Innova, S. de R.L. de C.V., died in a car accident. "We at Innova deeply regret the death of our leader and colleague".

Mr. Rugama worked for Innova from July 1st, 2000 through April 13th, 2002. Under Mr. Rugama's leadership, Innova increased its subscriber base from 500,000 subscribers as of June 30, 2000 to approximately 700,000 subscribers at the end March 2002.

Mr. Alex Penna, Televisa's Vice-president of Corporate Finance, assumed temporarily the functions of Innova's CEO. Innova's strong management team will continue to focus its strategy on acquiring good quality subscribers and improving profitability and cash flow.

Programming content

During the first quarter, Sky continued to enhance its programming content, adding more channels and successfully launching "Big Brother", a show produced by Endemol and Televisa. Innova broadcasts "Big Brother" on a pay-TV exclusive basis, 24 hours a day on five channels, four live, and one with a replay of the four most interesting hours of the previous evening. New channels added to Sky's line-up include Eurochannel, Sky Local News (north and south), Channel 3 of Puebla, and the best of European films every Thursday. Innova also broadcast the Mexican 2002 Summer Soccer Tournament and the soccer games of America team during the "Copa Libertadores" tournament, on DTH exclusive basis.

Price and promotions

Innova's current installation fee is Ps. 1,298, however, subscribers who agree to pay the monthly programming fee via direct debit to a credit card pay Ps. 599. Approximately 48% of the new subscribers added during the first quarter elected to pay with automatic debit to a credit card. During the three months ended March 31, 2002, the number of subscribers that pay via automatic debit to a credit card increased approximately 10%, from 214,000 to 235,000 as a result of our continuous promotional campaigns and efforts to acquire good quality subscribers.

Effective January 15th, 2002 Innova increased the prices of the programming packages, the IRD rental fee and other related services by approximately 12.5% on a weighted average.

Financial review

Net revenues for the first quarter increased by Ps. 133.3 million or 18% as compared to the same period of prior year. This increase is primarily due to the growth of the subscriber base and the positive effect of the price increase.

Cost of services and sales decreased by Ps. 77.8 million or 23% to Ps. 256.8 million for the first quarter of 2002 from Ps. 334.6 million during the same period of prior year. This decrease was due primarily to lower subscribers' acquisition costs as a result of fewer new additions along with other cost reductions.

Since inception through December 31, 2001, we classified certain expenses directly related to the operation such as the costs of the call center and personnel who repair and refurbish IRDs' under selling and administration expenses. As of January 1st, 2002, all these expenses are classified under "Operations" along with the expenses previously classified under "Other Operating Expenses", including the costs of repairs, refurbishment of IRD's and maintenance. As a result of this new classification, the selling and administrative expenses reflect only expenses related to those functions. In order to make comparable the first quarter of 2002 with the same period of prior year, we classified the expenses for the first quarter of 2001 in the same manner. There is no impact in the total "Operating Expenses" as a result of this new classification of expenses.

Total operating expenses during the first quarter of 2002 increased by Ps. 49.3 million, or 16%, as compared to the same period of 2001, mainly due to higher marketing expenses related to free special events offered to the subscriber base.

EBITDA of Ps. 252.3 million for the first quarter of 2002 improved by Ps. 161.8 million, as compared to Ps. 90.5 million for the same period of 2001, due to higher revenues and lower cost of services and sales, partially offset by higher operating expenses, as explained above. Consequently, the EBIT improved by Ps. 157.7 million to Ps. 17.8 million in the first quarter of 2002 from a loss of Ps. (139.9) million for the first quarter of 2001.

For comparison purposes, all figures have been restated to constant pesos of purchasing power as of March 31, 2002.

Financial Highlights
Three months ended March 31, 2001 and 2002
Million of Mexican Pesos of purchasing power as of March 31, 2002

	2001	2002	Var	%
Net Revenues	732	865	133	*18*
Cost of Services and Sales	335	257	(78)	*(23)*
Gross Profit	397	608	211	*53*
Selling	183	224	41	*22*
Operations	92	105	13	*14*
Administrative	31	27	(4)	*(13)*
Operating Expenses	306	356	50	*16*
EBITDA	91	252	162	*178*
%	*12*	*29*		

Innova also reported that it received an additional aggregate US$29.5 million of long-term loans from its shareholders during the first quarter of 2002, pro-rata to their respective equity interests in the Company. These shareholder loans accrue interest at a fixed rate of 9% per annum (plus any applicable withholding taxes) and mature 10 years from the date on which the funds were received. From the Company's inception through March 31, 2002, Innova's shareholders have contributed an aggregate of US$458.9 million to the Company, including US$149.0 million in the form of equity and US$309.9 million in the form of long-term loans.

Unaudited financial information as of March 31, 2002 is attached. Financial information has been restated to constant pesos of purchasing power as of March 31, 2002 as required by Bulletin B-10 of Mexican GAAP.

Innova, S. de R.L. de C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., The News Corporation Limited, a South Australia corporation, and Liberty Media International Inc., a Delaware corporation (formerly known as Tele-Communications International, Inc.).

Televisa is the leading television broadcaster in Mexico that produces and owns the largest library of Spanish-language television programming in the world. News Corporation is a diversified international communications company with operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin that include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of on-line programming. Liberty Media International owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT (Unaudited)

For the first quarter of 2002

Statement prepared under Mexican GAAP

(Thousands of Mexican Pesos in purchasing power as of March 31, 2002)

		1st. Qtr. 02
Net revenues	Ps.	**864,809**
Cost of services and sales		**256,827**
Gross profit		**607,982**
Operating expenses		
Selling		223,644
Operations		105,133
Administrative		26,900
		355,677
EBITDA		**252,305**
Depreciation and amortization		**234,537**
EBIT		**17,768**
Integral results of financing		
Interest expense		216,061
Financial expenses		47,348
Interest income		(2,000)
Foreign exchange gains - net		(138,642)
Gain from monetary position		(102,362)
Total integral results of financing		**20,405**
Other (income) - net		(3,552)
Special Items		15,085
Loss before tax		**(14,170)**
Income and assets taxes		11,474
Net loss	Ps.	**(25,644)**

INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheet as of March 31, 2002 (Unaudited)
Statement prepared under Mexican GAAP
(Thousands of Mexican Pesos in purchasing power as of March 31, 2002)

ASSETS		
Cash and cash equivalents	Ps.	50,137
Trade accounts receivable		172,940
Value added tax credit		1,362
Spare Parts		7,783
Prepaid expenses and other		132,322
Total current assets		**364,544**
Property and equipment - net		**1,740,558**
Pas - 9 Satellite		**1,113,057**
Other non-current assets - net		**171,910**
TOTAL ASSETS	**Ps.**	**3,390,069**
LIABILITIES		
Trade accounts payable and accruals	Ps.	348,464
PanAmSat Pas-9		42,178
Due to affiliated companies and other related parties		201,194
Accrued interest		11,219
Accrued taxes		66,832
Deferred income - Pre-billed and pre-collected services		104,553
Total current liabilities		**774,440**
Senior Exchange Notes due 2007		3,382,500
Long term loan from Stockholders		2,795,295
Long term interest on Stockholders loan		383,457
Seniority premiums		479
PanAmSat Pas-9		1,210,919
Total non-current liabilities		**7,772,650**
TOTAL LIABILITIES		**8,547,090**
STOCKHOLDERS' DEFICIT		
Capital stock		1,831,314
Accumulated loss		(6,727,519)
Loss for the period		(25,644)
Excess from restatement - Inflationary effects on Balance Sheet		(235,172)
		(5,157,021)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**Ps.**	**3,390,069**